UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

The Management Network Group, Inc.
(Name of Issuer)

Common Stock, $0.005 par value
(Title of Class of Securities)

561693201
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 561693201

1	NAME OF REPORTING PERSON NORMAN H. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,302
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 240,302
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 561693201

1	NAME OF REPORTING PERSON SANDRA F. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,451
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,451
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 561693201

1	NAME OF REPORTING PERSON MHW PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 147,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 147,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 561693201

1	NAME OF REPORTING PERSON MHW CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 147,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 147,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 561693201

1	NAME OF REPORTING PERSON MHW CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 147,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 147,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 561693201

1	NAME OF REPORTING PERSON PETER H. WOODWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 147,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 147,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 561693201

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Stock, $0.005 par value per share (the “Shares”), of The Management Network Group, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 7300 College Blvd., Suite 302, Overland Park, Kansas 66210.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Norman H. Pessin (“Mr. Pessin”);

(ii)	Sandra F. Pessin (“Mrs. Pessin”);

(iii)	MHW Partners, L.P., a Delaware limited partnership (“MHW Partners”);

(iv)	MHW Capital, LLC, a Delaware limited liability company (“MHW Capital”), which serves as the General Partner of MHW Partners;

(v)	MHW Capital Management, LLC, a Delaware limited liability company (“MHW Management”), which serves as the Investment Manager of MHW Partners; and

(vi)	Peter H. Woodward (“Mr. Woodward”), who serves as the Managing Member of MHW Capital and the Principal of MHW Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Mr. Pessin and Mrs. Pessin is 366 Madison Avenue, 14th Floor, New York, New York 10017.  The principal business address of each of MHW Partners, MHW Capital, MHW Management and Mr. Woodward is 150 E. 52nd Street, 30th Floor, New York, New York 10022.

(c)           Mr. Pessin is an investor.  Mrs. Pessin is a housewife.  The principal business of MHW Partners is investing in securities.  The principal business of MHW Capital is serving as the General Partner of MHW Partners.  The principal business of MHW Management is serving as the Investment Manager of MHW Partners.  The principal occupation of Mr. Woodward is serving as the Managing Member of MHW Capital and the Principal of MHW Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 561693201

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           MHW Partners, MHW Capital and MHW Management are organized under the laws of the State of Delaware.  Mr. Pessin, Mrs. Pessin and Mr. Woodward are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 240,302 Shares owned directly by Mr. Pessin is approximately $571,309, including brokerage commissions.  The Shares owned directly by Mr. Pessin were acquired with personal funds.

The aggregate purchase price of the 176,451 Shares owned directly by Mrs. Pessin is approximately $392,558, including brokerage commissions.  The Shares owned directly by Mrs. Pessin were acquired with personal funds.

The aggregate purchase price of the 147,213 Shares owned directly by MHW Partners is approximately $325,998, including brokerage commissions.  The Shares owned directly by MHW Partners were acquired with the working capital of MHW Partners.

MHW Partners effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 9, 2011, Mr. Pessin delivered a letter to the Issuer nominating Mr. Woodward, as set forth therein, for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2012 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2012 Annual Meeting”).

CUSIP NO. 561693201

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 7,093,872 Shares outstanding, which is the total number of Shares outstanding as of November 11, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2011.

As of the date hereof, Mr. Pessin owned directly 240,302 Shares, constituting approximately 3.4% of the Shares outstanding.

As of the date hereof, Mrs. Pessin owned directly 176,451 Shares, constituting approximately 2.5% of the Shares outstanding.

As of the date hereof, MHW Partners owned directly 147,213 Shares, constituting approximately 2.1% of the Shares outstanding.  By virtue of their relationships with MHW Partners discussed in further detail in Item 2, each of MHW Capital, MHW Management and Mr. Woodward may be deemed to beneficially own the Shares owned by MHW Partners.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he, she or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he, she or it does not directly own.

(b)           Mr. Pessin has sole voting and dispositive power with respect to the Shares he owns directly.  Mrs. Pessin has sole voting and dispositive power with respect to the Shares she owns directly.  MHW Partners shares with MHW Capital, MHW Management and Mr. Woodward the power to vote and dispose of the Shares directly owned by MHW Partners.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

CUSIP NO. 561693201

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On December 9, 2011, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer; (b) the parties agreed to solicit proxies or written consents for the election of Mr. Woodward to the Board at the 2012 Annual Meeting (the “Solicitation”); and (c) Mr. Pessin agreed to bear all expenses incurred in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Joint Filing and Solicitation Agreement by and among Norman H. Pessin, Sandra F. Pessin, MHW Partners, L.P., MHW Capital, LLC, MHW Capital Management, LLC and Peter H. Woodward, dated December 9, 2011.

CUSIP NO. 561693201

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2011

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

MHW Partners, L.P.

By:	MHW Capital, LLC General Partner

By:	/s/ Peter H. Woodward
	Name:	Peter H. Woodward
	Title:	Managing Member

MHW Capital, LLC

By:	/s/ Peter H. Woodward
	Name:	Peter H. Woodward
	Title:	Managing Member

MHW Capital Management, LLC

By:	/s/ Peter H. Woodward
	Name:	Peter H. Woodward
	Title:	Principal

/s/ Peter H. Woodward
Peter H. Woodward

CUSIP NO. 561693201

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

NORMAN H. PESSIN

(35,000)	1.7513	10/24/2011
9,202	1.7000	11/11/2011
1,000	2.0000	11/21/2011

SANDRA F. PESSIN

8,400	2.0593	10/07/2011

MHW PARTNERS, L.P.

425	1.9700	10/18/2011
1,000	1.9200	10/26/2011
600	2.0000	10/27/2011
10,000	1.9997	11/02/2011
15,178	2.0838	11/04/2011
1,212	2.0338	11/07/2011

MHW CAPITAL, LLC

None

MHW CAPITAL MANAGEMENT, LLC

None

PETER H. WOODWARD

None